Shares Listed Toronto Stock Exchange Ticker Symbol: ARZ U.S. Registration: Form 20-F (File #0-22672) Email: info@aurizon.com Web Site: www.aurizon.com

FIRST QUARTER REPORT
MARCH 31, 2007

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the first quarter of 2007, which have been prepared on the basis of available information up to May 9, 2007.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The first quarter, 2007 was highlighted by the following activities:

•

Gold production of 32,013 ounces from Casa Berardi during pre-commercial production period.

•

Gold sales of $23 million from the sale of 30,100 ounces credited against deferred mineral property costs.

•

Cash balances increased 20% to $34.5 million.

•

A $3.5 million non-cash gain from a future income tax recovery resulted in net earnings of $0.7 million.

•

Mineral reserves of 1.2 million ounces of gold confirmed at Casa Berardi.

•

Mineral resource of 1.4 million ounces of gold established at Joanna property.

•

Exploration drilling at Joanna extends mineralization beyond current resource outline.

•

Additional claims acquired and optioned along strike of the gold bearing system at Joanna.

At March 31, 2007, Aurizon had cash balances of $34.5 million, of which $23.6 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs.  Long-term debt at March 31, 2007 was $68.8 million, unchanged from December 31, 2006.

FINANCIAL RESULTS

FIRST QUARTER 2007

As Casa Berardi was in pre-commercial production during the first quarter of 2007, the Statement of Operations reflects only the ongoing administrative and exploration costs of the Company, net of interest and royalty income.  Gold sales of $23 million, together with operating and capital costs totalling $16.3 million, have been deferred and included with mineral property costs.

Net earnings for the first quarter of 2007 were $0.7 million, or nil per share, compared to a net loss of $5.8 million, or ($0.04) per share, in the same period of 2006.  Operating results in both quarters were impacted by non-cash charges, associated with derivative instruments, and non-cash gains, associated with future income tax recoveries.

Included in the first quarter 2007 earnings was the recognition of a non-cash future income tax recovery of $3.5 million in respect of a 2006 flow-through share financing for which tax deductible costs were renounced in 2007.  In the same period of 2006, the Company recognized a future income tax benefit of $2.3 million.

Partially offsetting this future income tax recovery is a non-cash charge of $0.6 million in respect of unrealized non-hedge derivative losses, compared to a charge of $7.1 million in the same period of 2006.  The non-hedged derivative instruments comprise gold and U.S. dollar price protection contracts that were a condition of the $75 million loan facility required to finance the completion and start-up of the Casa Berardi Mine.  The Company does not have any fixed price gold contracts and there are no margin requirements with respect to these derivative positions.

The Company will fully participate in any rise in gold prices up to an average price of US$818 per ounce for the balance of 2007, rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 74% of planned production, over the term of the loan, can be sold at the higher prevailing levels.  The gold options started to expire, on a monthly basis, in January 2007 and end in September 2010.  In the first quarter, 14,369 ounces of put/call options expired.

Administrative and general costs increased in the first quarter of 2007 to $1.3 million from $1.0 million, over the same period of 2006, due to increased administrative activity associated with the start-up of Casa Berardi and exploration programs at both the Joanna and Kipawa properties.

Exploration expenditures of $1.2 million incurred at the Joanna and Kipawa properties were charged to operations during the first quarter of 2007.  There were no exploration expenditures in the same period of 2006.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

Operating activities resulted in a cash outflow of $2.4 million, compared to cash inflows of $2.5 million in the same period of 2006.  A $3.4 million change in non-cash working capital in 2006 is the principal component of the variance from 2006.

As Casa Berardi was not in commercial production during the first quarter of 2007, gold revenues and related operating costs have been deferred and included with mineral property costs.  Gold sales of $23 million were realized from the sale of 30,100 ounces of gold, and operating and capital expenditures of $16.3 million were incurred at Casa Berardi in the first quarter of 2007.  During the same period of 2006, $19 million was invested at Casa Berardi.

A condition of the project loan facility required funding of restricted cash accounts in the first quarter of 2006, which, together with the balance of cash from the loan draw-downs, totaled $17.3 million.  In 2007, gold sales, net of operating and capital costs, resulted in an increase in the restricted cash balances of $4.2 million.

Aurizon received $2.5 million from accrued provincial refundable mining duties in the first quarter of 2007.

Aggregate investing activities resulted in cash inflows of $5.1 million, compared to cash outflows of $36.3 million in the same period of 2006.

Financing activities resulted in a net cash outflow of $1.1 million due to the capitalization of interest costs associated with the project loan facility.  In the same quarter of 2006, $26.5 million was provided from debt facility draw-downs, equity financings and the exercise of employee stock options, net of deferred financing and interest costs.

CASH RESOURCES AND LIQUIDITY

At March 31, 2007, Aurizon had cash balances of $34.5 million, of which $23.6 million is in restricted accounts that may be used to fund the Casa Berardi project and general administrative costs, compared to cash balances of $28.8 million at the beginning of the year.  Working capital totaled $32.6 million at March 31, 2007, compared to working capital of $29.8 million at the beginning of the year.  The current portion of long-term debt totaling $4.4 million is due September 30, 2007.

CASA BERARDI

Casa Berardi produced 32,013 ounces of gold in the first quarter of 2007, of which 30,100 ounces were sold at an average price US$651 per ounce.  Since commissioning the mill in November 2006, the Mine has produced 49,744 ounces of gold.

2007 Pre-commercial Production	Q1 2007
Tonnes milled	104,663
Grade – grams/tonne	10.14
Recovery %	93.8%
Gold production- ounces	32,013
Gold sales – ounces	30,100

As a result of being in the commissioning and ramp-up phase of operations, total cash costs, on the basis of gold sold, were US$357 per ounce in the first quarter of 2007.  Including first quarter actual results, total cash costs for 2007 are estimated at US$265 – US$285 per ounce.

The average grade of ore milled of 10.14 grams/tonne compares favourably with the planned grade of 9.2 grams/tonne.  Mill recoveries were 93.8%, which compares favourably with the 90% planned recoveries.  Gold production totalled 32,013 ounces, 20% less than planned, due to the temporary suspension of operations in late January, 2007.  Casa Berardi remains on target to produce approximately 170,000 – 180,000 ounces of gold in 2007.

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Q1 2007
Operating and capital expenses per statement of cash flow	$15,309,416
Capital expenditures	(3,033,046)
By-product silver sales	(100,418)
Increase in accounts payable	409,781
Total cash costs – Canadian Dollars	$12,585,733
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.17
Divided by ounces of gold sold	30,100
Total cash costs per ounce of gold – US$	US$357

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

OTHER PROPERTIES

Joanna Gold Property

In the first quarter of 2007, a new mineral resource estimate at Joanna was prepared by Geostat Systems International Inc. (“Geostat”) based on three hundred and eighty one drill holes completed by previous operators.  Mineral resources are estimated at 5.4 million tonnes averaging 1.8 grams of gold per tonne, or 309,000 ounces in the indicated category, and 21.8 million tonnes averaging 1.6 grams of gold per tonne, for 1.1 million ounces in the inferred category.

The mineral resource estimate reflects the status of the Joanna project as of December 31, 2006, and does not take into account the new Aurizon drilling program currently in progress.

The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne. The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 55o to the north with a western plunge.  Five zones have been clearly identified with three of them located south of the fault and two of them located on the northern side.

Kipawa Gold/Uranium Property

At the Kipawa property, an airborne geophysical survey on the northern portion of the claims was completed in the first quarter.  In addition, reconnaissance field work was performed in the areas of previously identified gold anomalies.  Three distinct gold targets, each of approximately one square kilometre have been defined in the southern portion of the property.

 In addition to the gold/uranium target, a magnetic survey was performed over circular magnetic anomalies possibly related to kimberlite rocks, which are often associated with diamond potential.

Processing of samples obtained from prospecting last fall resulted in the discovery of a slightly radioactive coarse-grain granite outcrop containing assays over 0.4% of rare earth metals.

OUTLOOK

Casa Berardi

In April 2007, Casa Berardi achieved the operating parameters established to determine commercial production.  As a result, May 1, 2007 is the effective date of commercial production for accounting purposes, at which time gold sales and operating costs will be reported in the statement of operations.

Production is expected to gradually increase from the current 1,600 tonnes per day to 2,200 tonnes per day over the next four quarters.  Based upon first quarter results, Casa Berardi remains on target to produce approximately 170,000 – 180,000 ounces of gold in 2007 at an estimated total cash cost of US$265 – US$285 per ounce, using a Cdn$/US$ exchange rate of 1.15.

In April 2007, gold production was 14,968 ounces, 19% higher than plan as a result of higher than expected ore grades and mill recoveries, partially offset by lower than expected ore throughput.  The average grade of ore milled was 10.94 grams of gold/tonne and mill recoveries of 95% were achieved.

Aurizon will utilize at least two underground and two surface drill rigs to upgrade existing mineral resources and add new mineral resources in 2007, as follows:

▪

Approximately 8,000 metres of underground drilling on 25 metre spacing will be performed from the exploration track drift on the 550 metre level on Zones 118 - 120, and 115 to increase the confidence level of the resources and, ultimately, transfer those resources into reserves upon completion of an appropriate mining plan.

▪

The 550 metre level track drift will be extended to the east by approximately 200 metres in order to provide access to drill the recently discovered Zone 123-S from underground.

▪

Approximately 23,000 metres of surface drilling will be performed with two rigs operating in the area of Zones 122-Deep and 123S, and east of the Principal Zone.

Aurizon has also designed a three year, deep exploration program to further test the exploration potential within the mining lease, particularly to depth:

▪

An exploration drift will be driven east from the bottom of the planned production ramp on Zone 113, at the 850 metre level, for approximately 1,000 metres to provide access for a deep drilling program down to 1,500 metres.

▪

The production drift at the 570 metre level of the Lower Inter Zone will be extended to enable drilling to test the dip extension of that zone.

▪

The 4.5 kilometre haulage drift connecting the West mine to the East mine at the 280 metre level will be rehabilitated as part of the overall mine development

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

plan.  This drift will provide an exploration platform to test the area between the Principal Zone and the East Mine.  It is anticipated that an exploration program could be initiated from the drift in the fourth quarter, 2007.

Joanna Gold Property

Two rigs are currently active along the lateral and dip extension of the mineral resource outline with the objective of increasing the existing mineral resources.  As previously reported, additional former holes will be re-assayed to confirm the grade and to extend the thickness of the zone within the existing mineral resource outline.  An updated mineral resource estimate, which will include results from the current drilling and re-assaying programs, should be completed early in the third quarter, 2007.  Preliminary metallurgical and geotechnical testwork is in progress to provide guidelines in order to initiate a preliminary economic assessment with a view to completing it by year end.  In addition, exploration drilling will be initiated on the recently optioned adjacent properties.

Kipawa Property

During the second quarter, exploration activity will involve topographic mapping, IP surveys, prospecting trenching and overburden drilling, with the objective of identifying targets to test with diamond drilling later in the year.

Common Shares (TSX – ARZ/AMEX – AZK)
	March 31,	December 31,
	2007	2006

Issued	146,343,048	146,313,048
Fully-diluted	149,654,548	149,677,048
Weighted average	146,333,048	144,399,006

As of May 9, 2007, Aurizon had 146,421,048 common shares issued and outstanding.  In addition, 5,144,500 incentive stock options representing 3.5% of outstanding share capital are outstanding that are exercisable into common shares at an average price of $2.79.

The Company has no related party transactions or off-balance sheet arrangements to report.

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert,
P. Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

Summary of Quarterly Results:
	1st Quarter 2007	4th Quarter 2006	3rd Quarter 2006	2nd Quarter 2006	1st Quarter 2006	4th Quarter 2005	3rd Quarter 2005	2nd Quarter 2005
Revenue	$463,879	$318,777	$314,315	$368,236	$237,521	$170,908	$209,058	$233,323
Net Earnings (Loss) from continuing operations	$659,545	($2,170,094)	$4,817,690	($11,922,365)	($5,761,587)	($1,355,617)	($794,404)	($1,265,074)
Net Earnings (Loss)	$659,545	($2,170,094)	$4,817,690	($11,922,365)	($5,761,587)	($1,355,617)	($794,404)	$2,740,190
Earnings (Loss) per share from continuing operations – basic and diluted	$0.00	($0.01)	$0.03	($0.08)	($0.04)	($0.01)	($0.01)	($0.01)
Earnings (Loss) per share – basic and diluted	$0.00	($0.01)	$0.03	($0.08)	($0.04)	($0.01)	($0.01)	$0.02

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street, Vancouver, British Columbia  Canada  V6C 3A8
For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2007

Forward Looking Statements

This Report contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s strategic plans, future commercial production, and work programs.  Forward-looking statements express, as at the date of this Report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, mining industry risks and hazards, environmental risks and hazards, risks of delays in construction and other risks more fully described in Aurizon’s  Annual Information Form filed with the Securities Commission of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Report may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

Aurizon Mines Ltd.
Consolidated Balance Sheets (unaudited)  -  as at

(in Canadian Dollars)	March 31 2007	December 31 2006
	$	$
ASSETS CURRENT
Cash and cash equivalents	10,992,121	9,465,215
Restricted cash (Note 4(c))	23,556,532	19,357,224
Accounts receivable	1,445,478	1,822,447
Refundable mining duties	2,125,107	4,588,037
Refundable tax credits	804,252	804,252
Inventories	7,204,420	5,841,020
Prepaids	1,149,238	1,145,552
	47,277,148	43,023,747
REFUNDABLE MINING DUTIES	3,735,074	3,298,407
DEFERRED FINANCE COSTS (Note 2)	-	2,290,987
RECLAMATION DEPOSITS	138,348	138,348
PROPERTY, PLANT & EQUIPMENT	39,288,493	39,909,934
MINERAL PROPERTIES	132,910,823	137,567,440
TOTAL ASSETS	223,349,886	226,228,863
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	10,181,296	8,742,565
Current portion of long-term debt (Note 4(a))	4,448,290	4,435,524
	14,629,586	13,178,089
UNREALIZED NON-HEDGE DERIVATIVE LIABILITIES (Note 5(a))	9,353,802	8,745,233
LONG-TERM DEBT (Note 4(a))	68,838,329	68,840,439
ASSET RETIREMENT OBLIGATIONS	2,287,605	2,246,931
FUTURE INCOME TAX LIABILITIES	8,677,269	8,566,572
TOTAL LIABILITIES	103,786,591	101,577,264
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3) Common shares issued – 146,343,048 (2006 – 146,313,048)	189,899,712	193,330,698
CONTRIBUTED SURPLUS	780,398	742,943
STOCK BASED COMPENSATION	2,758,709	2,822,050
DEFICIT	(73,875,524)	(72,244,092)
TOTAL SHAREHOLDERS’ EQUITY	119,563,295	124,651,599
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	223,349,886	226,228,863

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Member of the Audit Committee

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit (unaudited) -- For the three months ended March 31,

	2007	2006
	$	$
REVENUE
Royalty and interest income	463,879	237,521
EXPENSES
Administrative and general costs	1,266,595	1,009,616
Exploration costs	1,180,619	-
Unrealized non-hedge derivative losses (Note 5(a))	608,569	7,136,096
Loss on sale of property, plant and equipment	25,921	4,115
Foreign exchange loss	28,569	6,551
Capital taxes	212,358	148,679
	3,322,631	8,305,057
LOSS FOR THE PERIOD BEFORE THE FOLLOWING	(2,858,752)	(8,067,536)
CURRENT INCOME TAX EXPENSE	-	(43,645)
FUTURE INCOME TAX RECOVERY (Note 3(c))	3,518,297	2,349,594
NET EARNINGS (LOSS) FOR THE PERIOD	659,545	(5,761,587)
DEFICIT – BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	(72,244,092)	(57,207,736)
ADOPTION OF NEW ACCOUNTING STANDARDS (Note 2 (a))	(2,290,987)	-
DEFICIT – AS RESTATED	(74,535,079)	(57,207,736)
DEFICIT – END OF PERIOD	(73,875,524)	(62,969,323)
EARNINGS (LOSS) PER SHARE – Basic and diluted	0.00	(0.04)
Weighted average number of common shares outstanding	146,333,048	141,397,881

Consolidated Statements of Comprehensive Income (unaudited) -- For the three months ended March 31,

	2007	2006
	$	$
Net earnings (loss) for the period before comprehensive income	659,545	(5,761,587)
Other comprehensive income net of tax (Note 2 (c))	-	-
Comprehensive income (loss) for the period	659,545	(5,761,587)

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited) – For the three months ended March 31,

	2007	2006
	$	$
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings (loss) for the period	659,545	(5,761,587)
Adjustments for non-cash items:
Depreciation and accretion	24,787	23,131
Refundable tax credits	(436,667)	-
Loss on sale of property, plant and equipment	25,921	4,115
Unrealized non-hedge derivative losses	608,569	7,136,096
Future income tax recovery	(3,518,297)	(2,349,594)
	(2,636,142)	(947,839)
Decrease in non-cash working capital items	251,191	3,407,276
	(2,384,951)	2,459,437
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(955,414)	(2,799,934)
Mineral properties	(15,309,416)	(16,156,922)
Restricted cash funding	(4,199,308)	(17,338,647)
Gold sales	23,050,649	-
Refundable mining duties	2,462,930	-
	5,049,441	(36,295,503)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of shares	61,425	14,339,301
Long-term debt	10,656	14,610,686
Deferred interest costs	(1,209,665)	(124,149)
Deferred financing costs	-	(2,313,362)
	(1,137,584)	26,512,476
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,526,906	(7,323,590)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	9,465,215	25,010,213
CASH AND CASH EQUIVALENTS - END OF PERIOD	10,992,121	17,686,623

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2006.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Adoption of new accounting standards

Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants relating to the accounting treatment of financial instruments.

a)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value.  Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.  As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt totaling $2,290,987 have been charged to deficit.  All non-hedge derivatives on the balance sheet are reflected at fair value with the associated mark-to-market adjustments reflected in net income.  Transaction costs associated with long-term debt are capitalized until commencement of commercial production, at which time they will be included in net income.

b)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly is not impacted by this standard.

c)

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting.  Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

3.

Share Capital

a)

Authorized:

500,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series “A” Convertible Preferred Shares (Issued – none) and 1,135,050 are designated as Series “B” Convertible Preferred Shares (Issued – none).

b)

Issued and fully paid:

Common Shares	Shares	Amount
		$
Balance – December 31, 2006	146,313,048	193,330,698
Exercise of stock options	30,000	25,886
Fair value of options exercised	-	61,425
Future income tax effect of flow through shares	-	(3,518,297)
Balance – March 31, 2007	146,343,048	189,899,712

c)

Flow Through Share Renunciation

In February 2007, the Company renounced the tax credits associated with the $15,125,000 flow through share financing completed in 2006.  In accordance with CICA guidance EIC 146, a future income tax liability of $3,518,297 and a corresponding reduction of share capital were recorded in the first quarter of 2007, in order to recognize the tax benefits conferred to the subscribers of the flow through financing.  As the Company has future income tax assets that have not been recognized, and the taxable temporary differences relating to the flow through shares are expected to reverse during the loss carry forward period, the future income tax liability has been reduced, and a future income tax recovery in the statements of operations of $3,518,297 has been recorded.

d)

Incentive Stock Options

The status of stock options granted to officers, directors and employees as at March 31, 2007 and the changes during the period ended is presented below:

Three months ended March 31, 2007
	Shares	Weighted-average exercise price
Outstanding at beginning of period	3,364,000	$2.02
Granted	-	-
Exercised	(30,000)	$0.86
Forfeited	(22,500)	$1.66
Outstanding at end of period	3,311,500	$2.02
Vested and exercisable at the end of the period	3,296,500	$2.02

e)

Accumulated Other Comprehensive Income

As at March 31, 2007, the Company’s accumulated other comprehensive income balance was nil.

AURIZON MINES LTD.
FIRST QUARTER REPORT

MARCH 31, 2007

4.

Long-term Debt

a)

Project debt facility

	March 31, 2007	December 31, 2006
	$	$
Casa Berardi loan facility	73,023,882	73,057,569
Capital lease obligations	262,736	218,394
	73,286,618	73,275,963
Less current portions:
Casa Berardi loan facility	(4,381,433)	(4,383,454)
Capital lease obligations	(66,856)	(52,070)
	(4,448,289)	(4,435,524)
Long-term debt	68,838,329	68,840,439

b)

Project loan facility

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi.  All of the Casa Berardi project assets are pledged as security for the senior debt.  The loan facility has a 4.5 year term with the first principal repayment date on September 30, 2007 and the final principal repayment due on September 30, 2010.  The Company may make draws in the form of a bankers’ acceptance loan or a prime rate based loan.  The prime loan interest rate is prime plus 1.25%, and the bankers’ acceptance loan rate is the prevailing CDOR rate plus 2.25%.  Upon achieving commercial production and meeting certain operating performance benchmarks, the interest rate margins on the prime rate based loans and the bankers’ acceptance loans reduce to 0.875% and 1.875% respectively.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  The loan may be repaid at any time without penalty.  Any undrawn portion of the facility up to a limit of $7.5 million may be converted to a revolving credit facility.

A principal repayment of 6% of the outstanding debt is due on September 30, 2007, accordingly $4,381,433 is reflected as a current portion of the outstanding debt.

c)

Restricted cash

As at March 31, 2007, in accordance with the terms of the $75 million project loan facility, $23,556,532 was held in restricted accounts that can only be used to fund Casa Berardi project costs, with the exception that $2,406,987 may be used to fund general and administrative costs of the Company.  These funds will be released upon achievement of certain operating performance benchmarks, anticipated in late 2007.

d)

Capital Lease

The Company is obligated to pay $262,736 under capital leases for equipment for terms up to 48 months, of which $66,857 is due in 2007.  The capital leases provide that the Company may purchase the leased equipment for a nominal amount at the end of the lease term.

The estimated future minimum lease payments under the leases are as follows:

2007	$49,655
2008	$70,846
2009	$76,537
2010	$65,698
Total	$262,736

AURIZON MINES LTD.
FIRST QUARTER REPORT
MARCH 31, 2007

5.     Commitments

a)

Non-hedge derivatives

The Company’s non-hedge derivative positions at March 31, 2007 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	45,100	77,306	84,842	65,814	273,062

Call options sold - ounces	45,100	77,306	84,842	65,814	273,062
Average price per ounce	US$818	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

As at March 31, 2007, the unrealized mark-to-market derivative losses of the gold and currency non-hedge derivative positions totalled $8,398,532 and $955,270 respectively, for a total of $9,353,802.  These losses have been charged to operations, of which $608,569 was charged in the first quarter of 2007.   There are no margin requirements with respect to these derivative positions.

During the three months ended March 31, 2007, 14,369 ounces of put/call options expired.

b)

Contractual obligations

As at March 31, 2007, the Company has contractual obligations in respect of operations, development and restoration activities at Casa Berardi totalling $309,961, due in 2007.

6.

Fair value of financial instruments

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, refundable tax and mining duties credits, reclamation deposits and accounts payable.

At March 31, 2007, the Company had commodity and currency contracts as described in note 4(a).  As the Company does not apply hedge accounting, derivative contracts are reflected on the balance sheet at fair value, with gains or losses from the use of derivative instruments, both realized and unrealized, charged to operations.

As a result of the adoption of Section 3855, unamortized deferred financing costs relating to long-term debt have been charged to deficit.  Long term debt is classified as other than held-for-trading.  At December 31, 2006 and March 31, 2007, the carrying value of long-term debt approximates it’s fair value.

7.

Subsequent event

a)

On April 4, 2007, pursuant to the Company's Incentive Stock Option Plans, incentive stock options were granted to directors, officers and employees for the purchase of 1,911,000 common shares at a price of $4.10 per share, of which 1,261,000 options vest over a five year period.

b)

Commercial production for accounting purposes at Casa Berardi was achieved effective May 1, 2007.